

January 13, 2023

Nicole Anasenes
Chief Financial Officer
ANSYS Inc.
2600 ANSYS Drive
Canonsburg, PA 15317

> **Re: ANSYS Inc.**
> **Form 10-K for the Year Ended December 31, 2021**
> **Filed February 23, 2022**
> **File No. 000-20853**

Dear Nicole Anasenes:

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

     Sincerely,

     Division of Corporation Finance
     Office of Technology

cc: Brad Brasser, Esq.